Sophia Lee
General Counsel

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

March 8, 2021

U.S. Securities and Exchange Commission
Jeanette Marshall
Division of Trading and Markets
100 F St., NE
Washington, DC 20549

Re: Investors' Exchange LLC – Amendment No. 31 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

Enclosed for your review is Amendment No. 31 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc.

Please note that this Amendment reflects minor updates that are not substantive or material. All else has remained the same since our initial filing on August 21, 2015, as amended by Amendment No. 1 filed on September 9, 2015, Amendment No. 2 filed on February 29, 2016, Amendment No. 3 filed on March 4, 2016, Amendment No. 4 filed on March 7, 2016, Amendment No. 5 filed on May 27, 2016, Amendment No. 6 filed on June 27, 2016, Amendment No. 7 filed on July 27, 2016, Amendment No. 8 filed on August 5, 2016, Amendment No. 9 filed on October 18, 2016, Amendment No. 10 filed on October 18, 2016, Amendment No. 11 filed on December 22, 2016, and Amendment No. 12 filed on January 11, 2017, Amendment No. 13 filed on April 27, 2017, Amendment No. 14 filed on June 28, 2017, Amendment No. 15 filed on August 2, 2017, Amendment No. 16 filed on December 28, 2017, Amendment No. 17 filed on January 11, 2018, Amendment No. 18 filed on March 1, 2018, Amendment No. 19 filed on March 27, 2018, Amendment No. 20 filed on July 27, 2018, Amendment No. 21 filed on October 8, 2018, Amendment No. 22 filed on October 18, 2018, Amendment No. 23 filed on November 1, 2018, Amendment No. 24 filed on November 26, 2018, Amendment No. 25 filed on June 28, 2019, Amendment No. 26 filed on August 22, 2019, Amendment No. 27 filed on February 13, 2020, Amendment No. 28 filed on February 26, 2020, Amendment No. 29 filed on June 30, 2020, and Amendment No. 30 filed on September 4, 2020.

Exhibit F

Addendum F-18	IEX Equities Port Request Form

Please feel free to contact me at (646) 343-2040 with any questions. Thank you.

Regards,

DocuSigned by:
Sophia Lee
A0B7CCEFB6C4483...
Sophia Lee

Sophia Lee
General Counsel

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

General Counsel

Enclosures

cc: Marlene Olsen, Division of Trading and Markets

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2022
Estimated average burden hours per response. 30.00	

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 (“Exchange Act”).

2. UPDATING - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. CONTACT EMPLOYEE - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant’s organization.

4. FORMAT
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. WHERE TO FILE AND NUMBER OF COPIES - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. PAPERWORK REDUCTION ACT DISCLOSURE
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission (“SEC” or “Commission”) with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget (“OMB”) in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

FORM 1 INSTRUCTIONS

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 03/08/21	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   3 World Trade Center, 58th Floor, New York, NY 10007

   21000187
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:

   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:

   Sophia Lee (Name) General Counsel (Title) (646) 343-2040 (Telephone Number)
6. Provide the name and address of counsel for the applicant:

   Sophia Lee, General Counsel
   3 World Trade Center, 58th Floor
   New York, NY 10007
7. Provide the date applicant's fiscal year ends: 12/31/21
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 03/08/21 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: DocuSigned by: Sophia Lee A0B7CCEFB6C4483... (Signature) ~~Sophia Lee, General Counsel~~ (Printed Name and Title)

Subscribed and sworn before me this see footer day of see footer (Month), see footer (Year) by ~~see footer~~ (Notary Public)

My Commission expires see footer County of see footer State of see footer

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Based on relief from Commission staff and difficulties arising from COVID-19, Investors' Exchange LLC is making this filing without notarization.

Form 1 Page 2	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	OFFICIAL USE	OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange (“System”), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Investors' Exchange LLC

Date of filing: March 8, 2021

Date as of which the information is accurate: March 8, 2021

Exhibit F

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

Attached as Addendum F-1 is the IEX Member Application.

Addendum F-2 IEX Waive-In Member Application has been retired.

Attached as Addendum F-3 are the IEX Member Agreements.

Attached as Addendum F-4 is the IEX Sponsored Access Application.

Attached as Addendum F-5 are the IEX Sponsored Access Agreements.

Attached as Addendum F-6 is the IEX Service Bureau Application.

Attached as Addendum F-7 are the IEX Service Bureau Agreement.

Attached as Addendum F-8 is the IEX Service Bureau Authorization.

Attached as Addendum F-9 are the IEX Connectivity Services Agreement and Forms.

Attached as Addendum F-10 are the IEX Data Recipient Agreement and Forms.

Attached as Addendum F-11 is the IEX Data Subscriber Agreement.

Attached as Addendum F-12 is the IEX Market Maker Application.

Attached as Addendum F-13 is the IEX User Agreement Addendum to Permit Volume Attribution.

Attached as Addendum F-16 is the IEX User Agreement Addendum to Permit Investor Disclosure.

Attached as Addendum F-17 is the IEX RMO Application Retail Order Attestation.

Attached as Addendum F-18 is the IEX Equities Port Request Form.

EQUITIES PORT REQUEST FORM

ORDER TYPE

☐ Addition ☐ Removal ☐ Change to Existing ☐ Service Bureau (only check if you are a Service Bureau)

PORT DETAILS

Connectivity Site: ☐ IEX POP: Secaucus (Hot/Primary) ☐ Disaster Recovery: Chicago (Cold/Secondary)
☐ IEX Test Facility ("ITF"): Secaucus (Non-Production)

Type of Access: ☐ Cross-Connect ☐ 3rd Party Extranet: ____________________

Drop Copy Port: ☐ New ☐ Existing SenderCompID: ____________________
☐ Qty: ______________ MPID(s) to Drop: ____________________

Message(s) to Drop: ☐ Fills ☐ Breaks ☐ Statuses (Acks, Cancels, Rejects, etc.)

Order Entry Port: ☐ Qty: ______________

Order Entry Port Minimum Required Configurations:

Clone an Existing Port?	☐ Yes	☐ No	SenderCompID: ____________
Routing Enabled? (1)	☐ Yes	☐ No	
Allow ISO Orders?	☐ Yes	☐ No	
Symbology type? (Choose one only)	☐ INET	☐ CMS	☐ CMS Split
Allow Market Orders?	☐ Yes	☐ No	
Allow Short Sale Orders?	☐ Yes	☐ No	
Default Odd Lots to Hidden? (2)	☐ Yes	☐ No	SenderCompID: ____________
Allow Trading in Pre- & Post-Market Sessions?	☐ Yes	☐ No	
Allow Trade Busts?	☐ Yes	☐ No	
Cancel on Disconnect? (3) (Choose one only)	☐ All	☐ All, excluding On-Open/Close	☐ None
Enable Anti-Internalization (AIQ)? (4)	☐ Yes	☐ No	
If Yes: Default by Broker or MPID?	☐ Broker	☐ MPID	
If Yes: Agency and/or Principal?	☐ Agency	☐ Principal	
If Yes: Report AIQ Fields?	☐ Yes	☐ No	
Is this Session intended for Sponsored Access?	☐ Yes	☐ No	
Opt-out of receiving D-Limit Restatements? (5)	☐ Opt-out - All	☐ Opt-out –Drop Copy	

Max Order Share Size: (Default = 1,000,000 shares) ____________________

Max Order Notional Value: (Default = $30,000,000) ____________________

MPID(s) Permissioned on this Port: ____________________

Clearing # Assignment for MPID(s): ____________________

Anticipated Total Message Volume per Day: ____________________

Anticipated Message to Trade Ratio: ____________________

Anticipated Peak Message Rate (msg/second): ____________________

Allow Retail Orders on ☐ All Ports ☐ Specific Ports (List Specific Ports in Comments)

Instruct IEX to Default All Orders Received on the following Port(s) as Retail Orders: ____________________

Note: Each port is delivered as a primary logical port at the requested IEX data center.

Users may request to increase the max order share size and max order notional value parameters to be less restrictive than the IEX default values. IEX Market Operations will record and review all requests to increase order limits.

REMOVAL REQUEST

Order Entry Port	☐ SenderCompID(s): ________________	Reason for Removal: _________________________
Drop Copy Port	☐ SenderCompID(s): ________________	Reason for Removal: _________________________

ADDITIONAL COMMENTS OR REQUEST NOTES

____

____

____

ORDER AUTHORIZATION

MPID(s) / Company Name:	
Authorized Contact (Please Print):	
Authorized Signature:	**Date:**

1. Users who wish to enable routing, must complete and submit a Securities Routing Agreement found in the Member Application.

2. If unspecified, default treatment for Odd Lot orders is displayed. If "Default Odd Lots to Hidden?" option is set to "Yes," then Odd Lot orders with omitted MaxFloor (FIX Tag 111) will be non-displayed.

3. **All**: Cancel all open orders (Continuous Book, On-Open, and On-Close). If a disconnect occurs between the Lock-in Time and the auction match, orders that are locked-in for the auction will not be canceled. For the Opening Auction, any unfilled portion of DAY and GTX limit orders will be canceled at the conclusion of the auction match in a manner similar to Limit-On-Open ("LOO") orders. **All, excluding On-Open/On-Close**: Cancel all open orders, excluding On-Open and On-Close orders. **None**: Do not cancel any open orders.

The Exchange provides a best effort attempt to cancel all open orders from a User upon a communications disconnect. A loss of connectivity signal must travel through the IEX POP before IEX becomes aware of the loss of connectivity. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing above, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be canceled using the automatic cancel feature. Members may call the Market Operations at 646.343.2310 to verbally request that all open orders be canceled or check the status of open orders.

4. AIQ is an optional functionality that enables a User to prevent two of its orders from executing against each other. A User can set a default AIQ group for each port, which will prevent the User's orders from self-matching against orders originating from either the same Member (broker) or MPID. Users that select "Report AIQ Fields" on this form will receive a cancel/restatement message for each order that was cancelled because it was subject to AIQ. Please refer to Exchange Rule 11.190(e) and IEX's FIX specifications for additional information.

5. Any time a D-Limit order's resting price is adjusted, the Exchange will send a restatement message to the Member that entered the order notifying it of the price adjustment as well as to any drop copy recipients expressly authorized by the Member. By opting-out of receiving D-Limit restatement messages, the Member acknowledges that it is entitled to receive restatement messages (including to drop copy recipients) but is directing IEX to not transmit such restatement messages. Members that have opted out of receiving D-Limit restatement messages can revoke the opt-out by submitting an updated Port Request Form.

All services and products requested on this form are governed by the terms in the User Agreement and the Exchange Rules.

If you do not receive a written confirmation from IEX within 3 business days that your request has been received and processed, please contact Market Operations at 646.343.2310 or marketops@iextrading.com. Please refer to the IEX Fee Schedule posted at www.iextrading.com or the latest price list.